GXS Corporation Ratio of earnings to combined fixed charges	EXHIBIT 12

	Historical							Pro Forma

						Six Months Ended	Six Months Ended	Year Ended	Six Months Ended
	Years Ended December 31,					June 30,	June 30,	December 31,	June 30,

	1998	1999	2000	2001	2002	2002	2003	2002	2003

Earnings
Net income	$45,335	$54,730	$67,819	$68,594	$(39,457)	$(5,662)	$(10,081)	$(24,179)	$(6,428)
Income tax expense	22,063	30,868	42,793	49,278	9,858	(8,448)	(1,754)	(15,853)	(4,213)
Interest expense	2,315	1,597	12,007	5,334	12,200	1,242	22,439	53,145	25,339
Capitalization of interest expense	—	—	—	—	—	—	(264)	—	—
Amortization of debt discount	—	—	—	—	—	—	(273)	(986)	(493)
Amortization of debt issue costs	—	—	—	—	2,326	—	990	2,996	1,498
Write-off of deferred financing costs	—	—	—	—	—	—	5,548	—	—
Fees related to the recapitalization	—	—	—	—	—	—	—	—	—
Portion of rent expense considered to represent interest (a)	27,583	26,897	18,279	13,032	11,856	7,250	4,935	11,212	5,652
Proportionate share of losses in investee companies and investment write-downs	7,889	7,906	18,759	23,417	4,668	16	760	4,668	760
Minority interest	—	(358)	(699)	(440)	(545)	(569)	(483)	(304)	(483)

Total earnings	$105,185	$121,640	$158,958	$159,215	$906	$22,049	$21,817	$30,699	$21,632

Fixed Charges
Interest expense	$2,315	$1,597	$12,007	$5,334	$12,200	$1,242	$22,439	$53,145	$25,339
Capitalization of interest expense	—	—	—	—	—	—	(264)	—	—
Amortization of debt issue costs	—	—	—	—	2,326	—	990	2,996	1,498
Amortization of debt discount	—	—	—	—	—	—	(273)	(986)	(493)
Write-off of deferred financing costs	—	—	—	—	—	—	5,548	—	—
Portion of rent expense considered to represent interest (a)	27,583	26,897	18,279	13,032	11,856	7,250	4,935	11,212	5,652

Total fixed charges	$29,898	$28,494	$30,286	$18,366	$26,382	$8,492	$33,375	$66,367	$31,996

Ratio	3.52	4.27	5.25	8.67	—	2.6	—	—	—
Fixed charges exceeded earnings by					$25,476	$(13,557)	$11,558	$35,668	$10,364

(a)  The Company considers one-third of rent expense to represent interest expense.